adidas-Salomon

02 MAY 17 AM 10:49

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

02034211

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington D.C. 20549
USA

SUPPL

09.05.2002

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- an English translation of our announcement on the payment of dividends published in Germany and France (Attachment No. 1)
- the First Quarter Report 2002 (Attachment No. 2).

If you need further information, please do not hesitate to contact me.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Kind regards,

Gabriele Dirian
Company Secretary

Attachment

dlw 5/20

adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The ordinary Shareholders' Meeting of May 8, 2002 has resolved to distribute a dividend for the fiscal year 2001 in the amount of EUR 0.92 per no-par-value share on the stock capital per 31 December 2001 of EUR 116,093,952.

As no physical share certificates have been issued, the payment of the dividend will be carried out as of May 9, 2002 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

Herzogenaurach, May 2002

adidas-Salomon AG
The Executive Board

adidas-Salomon


adidas

FIRST QUARTER REPORT 2002

Financial Highlights (IAS)

✓ Net sales increase 5% driven by strong growth in Asia and North America

✓ Successful product launches highlight the quarter

✓ adidas backlogs up 7%, double-digit growth in North America footwear

✓ 2002 earnings target confirmed at +5 to 10%

	March 31 2002	March 31 2001	Change
Operating Highlights (euros in millions)			
Net sales	1,638	1,558	5.1%
Income before taxes	79	92	(13.5%)
Net income	43	46	(7.1%)
Key Ratios (in %)			
Gross margin	41.8	41.7	0.1pp
SG&A expenses as a percent of net sales	34.4	32.4	1.9pp
EBITDA as a percent of net sales	7.8	9.5	(1.7pp)
Effective tax rate	41.9	42.8	(0.8pp)
Net income as a percent of net sales	2.6	3.0	(0.3pp)
Equity ratio	23.7	21.6	2.2pp
Balance Sheet Data (euros in millions)			
Total assets	4,420	4,189	5.5%
Inventories	1,220	1,277	(4.4%)
Receivables and other current assets	1,735	1,605	8.1%
Working capital	1,394	1,483	(6.0%)
Net total borrowings	1,909	1,898	0.6%
Shareholders' equity	1,049	903	16.2%
Per Share of Common Stock (euros)			
Earnings per share	0.95	1.02	(7.1%)
Earnings per share (without goodwill amortization)	1.19	1.24	(3.5%)
Operating cash flow per share	(2.52)	(0.56)	(350.4%)
Share price at end of period	82.69	61.50	34.5%
Other			
Number of employees at end of period	14,053	13,632	3.1%
Number of shares outstanding	45,349,200	45,349,200	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

adidas-Salomon



T-MAC: #1 selling shoe in the USA



Olympic Champion Kostelic

Dear Shareholders,

Welcome to our new and improved interim report. As part of our ongoing efforts to increase transparency, we have improved and extended the format of our quarterly announcements. The most important additions include specific commentary regarding the economic environment and extended segmental reporting, which now includes detailed remarks and graphics about each of our major brands, and expanded financials such as the Group's cash flow statement, changes in equity as well as financial notes. In addition to this letter, we have also extended our outlook section, so that you may gain a better understanding of the strategic and operational drivers of our business.

As you know, 2002 is going to be an important year for adidas-Salomon with exciting new products, major sporting events and the turnaround in North America all being important levers for our 5-10% earnings growth target. In the first quarter, we took many important steps towards this ambitious goal.

- We have introduced our new technologies and a wide range of new products.
- We have increased our US sales and gained market share.
- We have positioned our organization to get the most out of the football World Cup that starts this month.
- And we delivered our best backlogs since 1998.

North America is clearly our biggest success. The turnaround we've been working on has arrived. Sales are up 7% in the region to € 475 million. adidas backlogs grew 10%, our highest level in 14 quarters, with double-digit growth in footwear.

We have now also introduced the first full range of products from the Group's new product team. One exciting stand-out product has been the T-MAC, our first signature shoe for NBA star Tracy McGrady. Targeted at the all-important urban youth consumers, this shoe became the #1 selling shoe in the USA in early February. This was the first time in nearly six years that adidas had held the #1 spot and it solidified adidas' position in the fast-growing basketball category. We have recently signed Tracy to a lifetime contract, so you can expect to see great new T-MAC products in the future.

adidas-Salomon


Two-time US Open Champion
Ernie Els


ClimaCool™

We also launched two new revolutionary footwear technologies – ClimaCool™ and a³. ClimaCool™, our 360° ventilated shoe, had strong sell-throughs and is now projected to sell 750,000 pairs in 2002 – that's up 50% from our original forecast of 500,000 pairs. a³, adidas' high-end running shoe, which cushions, guides and drives the foot to optimal footstrike, premiered in April with great success at five of the world's leading marathons: Boston, London, Paris, Rotterdam and Madrid.

In addition to these great new products, there were also a host of major sporting events where adidas, Salomon and TaylorMade all made strong showings. Take the Winter Olympics for example, where adidas and Salomon cumulatively sponsored over 50% of the athletes and outfitted nearly 200 medal winners. My personal favorite is Janica Kostelic, who became a Croatian folk hero by not only winning the first Olympic medal ever for Croatia, but by bringing home three golds and a bronze, sporting Salomon skis, boots and bindings. But our success is much more than Olympics. At the Australian Open, the only Grand Slam tennis tournament in the first quarter, adidas athlete Thomas Johansson won the men's title, while Martina Hingis and Anna Kournikova won the women's doubles. Ernie Els, Retief Goosen and Craig Perks all won major tournaments with TaylorMade. And Salomon athletes made up nearly half of this season's top ten finishers in both the men's and the women's alpine overall World Cup rankings. I am confident that we will have a strong presence at events in the second quarter such as the football World Cup and the NBA basketball championships.

These are just the highlights. This report offers you more detail on the quarter. There is a lot of good news but uncertainties do remain, including further development of the winter market, the weak retail environment across Europe and the slower-than-expected recovery of the worldwide economy.

To sum it all up, Q1 was an important quarter for us. Sales grew 5%, our gross margin improved and earnings were in line with our full year expectations. As a result, we are confident that we will be able to increase full year earnings by 5 to 10% in 2002.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer

2002 Weekly Share Price Development


120
110
100
90
80
Jan. 02, 2002
Mar. 28, 2002
adidas-Salomon
DAX-30 Index
Standard & Poor's 500
Footwear Index

Exchange Rates	
€ 1 equals	Spot rates at March 31, 2002
USD	0.87
JPY	115.51

The Share

Positive share price level maintained

In the first quarter of 2002, the adidas-Salomon stock price was largely able to maintain the positive level that it had reached in the previous year. In 2001, the adidas-Salomon share price improved significantly, outperforming the DAX-30, Germany's premiere stock index, by 48% and the reweighted and renamed Standard & Poor's 500 Footwear Index, which comprises the major footwear competitors in America, by 32%. Profit-taking characterized the first two months of the year for both the adidas-Salomon share and the DAX-30. In March, the share price improved due to growing consumer confidence and 2002 earnings guidance from adidas-Salomon. As a result, the share declined only 2% in the first quarter to € 82.69. In the same period, the DAX as well as the Standard & Poor's 500 Footwear Index of US competitors showed recovery from previous year's losses with improvements of 5 and 6% respectively.

Compared to the end of the first quarter in 2001, the adidas-Salomon stock price has increased 34%, while the DAX-30 declined 7% for the same period.

Economic Environment

Global markets remain under pressure

In the first three months of 2002 global macroeconomic development remained negative, however leading economic indicators provided a cautiously optimistic outlook for the major markets. In the United States, consumer spending remained low. Consumer confidence grew yet remained at a low level versus the prior year. In Europe, the economic environment remained under pressure. There was virtually no change in the low consumer confidence levels throughout the quarter. Additionally, the exchange rate with the US dollar remained low at $0.87. In Japan, the economic outlook remains strained with no change in consumer confidence and the yen remaining low versus all major currencies.

The sporting goods sector offers mixed signals

The athletic footwear market showed signs of recovery in America with positive 2002 projections coming from the major sporting goods suppliers and most retailers. In Europe, markets were mixed with poor retail development in Germany, France and Italy being offset by stronger signs in the other major markets. In Asia, the impact of the upcoming Football World Cup was dominant in the sector, energizing an otherwise challenging marketplace. The athletic apparel market remained difficult, particularly in the US and Europe.


Q1 Net Sales
(euros in millions)
1998
1999
2000
2001
2002
1,385
1,380
1,517
1,558
1,638


Q1 Net Sales by Region
Latin America
3%
Asia
16%
Europe
52%
North
America
29%

Q1 2002 Net Sales Growth by Brand and Region*

(in %)	Europe	North America	Asia	Latin America	Total
adidas	(1)	7	24	(6)	4
Salomon	5	0	(27)	140	2
TaylorMade-adidas Golf	19	8	26	–	14
Total	0	7	22	(5)	5

* Versus the prior year

adidas-Salomon

Group sales up 5%

Net sales for adidas-Salomon increased by 5% to reach € 1.6 billion in the first quarter of 2002. Currency-neutral, sales grew 4%.

All product segments developed positively. Apparel sales grew most significantly, increasing 8% to € 592 million. This was driven largely by strong demand associated with the upcoming 2002 FIFA World Cup™ football championship which pushed football apparel sales up nearly 80% versus the prior year. Footwear sales increased 3% to € 768 million in the first quarter. The strongest improvement came from basketball where sales increased nearly 50%. Hardware sales grew 6% to € 278 million, driven by new sales from the Maxfli and Slazenger Golf brands.

Growth at all brands

adidas sales increased 4% in the first quarter to € 1.3 billion with major contributions coming from North America and Asia. With respect to product segments, footwear sales increased 2% to reach € 714 million, apparel grew by 6% to € 570 million and hardware increased 9% to € 48 million.

Salomon sales reached € 123 million, representing an increase of 2% versus the prior year. Growth in Europe compensated for sales declines in Asia and flat sales in North America which resulted from low re-order business following a generally poor winter season.

At TaylorMade-adidas Golf, sales in the first quarter increased 14% to € 176 million with solid gains in Asia and Europe. Maxfli and Slazenger Golf sales contributed € 25 million to this development.

North American recovery and World Cup momentum in Asia

Group net sales in North America increased 7% to € 475 million or 2% on a currency-neutral basis. adidas brand sales grew 7%, delivering positive underlying sales development for the first time in 10 quarters. Sales at Salomon were constant compared with the same period in the prior year. Sales at TaylorMade-adidas Golf grew 8%, reflecting new revenue from Maxfli and Slazenger Golf.

In Asia, sales grew 22% in the first quarter to reach € 260 million. This increase was 25% on a currency-neutral basis and was largely the result of early World Cup momentum which drove 24% sales growth at brand adidas in the region. TaylorMade-adidas Golf sales again delivered strong improvements, increasing 26% versus the prior year. Salomon sales declined 27% on a small base.

In Europe, Group sales were maintained at € 851 million in the first quarter of 2002. Positive developments at TaylorMade-adidas Golf and Salomon, where sales grew 19% and 5% respectively, did not compensate for the 1% decline at brand adidas.


Q1 Gross Margin
(in %)
1998
41.9
1999
42.7
2000
42.0
2001
41.7
2002
41.8
Target range 41 to 43%

Gross margin improves despite weak euro

The gross margin in the first quarter improved 0.1 percentage points over last year to 41.8%, despite higher sourcing costs associated with the weak euro. This resulted from improving adidas gross margins in North America, increased high-margin own-retail activities and superior inventory management throughout the Group.

Operating expenses reflect strategic initiatives

Operating expenses as a percent of sales were 35.8% in the first quarter of 2002. This increase was expected and reflected higher spending for three key initiatives: the 2002 FIFA World Cup™, the expansion of adidas own-retail activities and start-up expenses associated with the buyout of adidas Italy. Operating profit was € 98 million, representing a decline of 21% compared with the same period in the previous year.

Financial expenses reduced, earnings in line with expectations

Financial expenses were € 19 million in the first quarter, representing a reduction of 44% versus the same period in the previous year. Lower interest rates were the major driver of this development. Income before taxes was € 79 million, down 13% versus 2001 but in line with expected earnings development for the year.

EPS develops in line with full year expectations

In the first quarter of 2002, the tax rate was down 0.8 percentage points to 41.9%. Minority interest costs decreased 51% from the same period in the previous year to € 3 million, following the acquisition of the remaining shares of adidas Italy early in the year. As a result, net income for the first three months declined 7% to € 43 million in line with Management expectations, and earnings per share were € 0.95.

Inventory improvements lead working capital development

At the end of March, inventories for the Group were reduced 4% year-over-year. This reflects a commitment to maintain tight control over working capital.

Receivables increased 12% at the end of March versus the previous year. Drivers of this growth included higher sales in Asia, where payment terms are longer at both adidas and TaylorMade-adidas Golf. New Maxfli and Slazenger Golf revenues also contributed to the absolute increase.

Nearly stable debt position despite acquisition expenditures

Net borrowings at the end of the first quarter increased 1% to € 1.9 billion. However, the investment in Arc'Teryx and the buyout of adidas Italy totaled nearly € 100 million in the same period. This development highlights Management's commitment to maximizing its operational cash flow.

adidas at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	1,330	1,277	4%
Gross margin	39.0%	39.1%	(0.1pp)
Operating profit	125	137	(9%)

Salomon at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	123	121	2%
Gross margin	32.8%	35.3%	(2.6pp)
Operating profit	(27)	(19)	(39%)

adidas

adidas sales growth driven by Asia and North America

In the first quarter of 2002, adidas sales increased 4% to € 1.3 billion. Currency-neutral, this represents a growth of 3%. Regionally, Asia and North America were the major contributors to this improvement, where sales increased 24% and 7% respectively. Sales declined 1% in Europe and 6% in Latin America.

Forever Sport sales were flat for the first quarter with gains in basketball and football being offset by declines in running and tennis. Sales from the Original division grew 25% versus the prior year with growth coming from all regions, particularly in Asia.

Nearly stable gross margin despite weak euro

Gross margin at brand adidas declined 0.1 percentage points to 39.0%. Continued higher sourcing costs associated with the weak euro were nearly offset by growth in the higher-margin own-retail sales and a better product mix in North America.

Operating profit reflects higher Q1 expenses

Operating expenses grew 9% to € 394 million or 29.6% of sales. This represents a 1.3 percentage point increase versus the prior year and includes expenses associated with three strategic initiatives: the World Cup, the expansion of own-retail activities and one-time expenses related to the complete buyout of adidas Italy. As a result, the operating profit at adidas declined 9% to € 125 million.

Salomon

New Salomon categories spur brand growth

Salomon sales grew 2% to reach € 123 million in the first quarter of 2002. On a currency-neutral basis, this represents a stable quarter despite negative development in the winter and inline skating categories. Solid improvements came from apparel and outdoor footwear as well as positive development at Mavic. The skateboard segment also grew strongly from a very small base.

Gross margin decline reflects tough markets

Salomon gross margin declined 2.6 percentage points to 32.8%. This largely reflects the high clearance sales in winter sports and inline skates. As a result, gross profit declined 6% to € 40 million.

Lower operating profit in line with seasonality of expense structure

Operating expenses increased 8% to reach € 67 million. This represents 54.9% of net sales (+3.4 percentage points) and includes costs associated with the Winter Olympics and the integration of Arc'Teryx. This high figure also reflects the seasonality of Salomon's business, where expenses are disproportionately high in the first quarter. As a result of this development, Salomon's operating profit declined 39% to minus € 27 million.

TaylorMade-adidas Golf

TaylorMade-adidas Golf at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	176	154	14%
Gross margin	50.0%	49.9%	0.1pp
Operating profit	14	18	(23%)

Sales grow 14% at TaylorMade-adidas Golf

TaylorMade-adidas Golf sales grew 14% to € 176 million, or 13% on a currency-neutral basis. This reflects the first-time inclusion of high-profile brands Maxfli and Slazenger Golf to the product portfolio which contributed € 25 million to TaylorMade-adidas Golf sales. This development also reflects solid growth in Asia and Europe where sales increased 26% and 19% respectively. In North America, sales increased 8%. On a product basis, metalwoods grew strongly in Europe and Asia and the introduction of the new Rossa putter spurred growth of over 50% in the putter category. adidas Golf footwear and apparel continued to expand sales in all regions.

Gross margin improves slightly despite strong growth in lower-margin golf ball business

Gross profit for TaylorMade-adidas Golf in the first quarter of 2002 improved by 15% to € 88 million. Gross margin increased 0.1 percentage points to 50.0%. This development reflects the positive gross margin effect of the increasing percentage of sales in Asia. However, this was largely offset by lower margins on the Maxfli and Slazenger Golf products.

Operating profit reflects higher expenses associated with Maxfli and Slazenger Golf

TaylorMade-adidas Golf operating expenses increased 26% to € 74 million in the first quarter, which represents 42.3% of net sales (+3.9 percentage points). This reflects increased sales and marketing expenditures in Asia to support the significantly higher sales base which has developed in the region over the last two years as well as marketing expenses associated with the start-up activities of Maxfli and Slazenger Golf. These developments led to a 23% decline in operating profit to € 14 million.

Outlook

Strong adidas top-line outlook supported by solid backlog gains

Order backlogs at brand adidas accelerated in the first quarter with improvements coming from all regions. At the end of March, order backlogs increased 7% versus the prior year or 6% on a currency-neutral basis. This currency-neutral figure represents the best improvement since the third quarter of 1998.

In North America, backlogs grew 10% (9% currency-neutral) supported by 18% growth in footwear and a 1% decline in apparel. Drivers of footwear growth included basketball, running and Originals. In apparel, backlogs improved versus the prior quarter supported by growth in technical apparel categories.

In Asia, World Cup momentum continues to support strong backlogs growth. Total backlogs grew 12% (15% currency-neutral) with the highest increase again coming from Japan. Footwear backlogs increased 19% and apparel grew 4%.

In Europe, backlogs increased 3% (also 3% currency-neutral) supported by strong growth in footwear which increased 11%. Apparel backlogs declined in the region 5%, as many European markets remain "over-retailed".

Group sales growth target of at least 5% confirmed

As a result of adidas backlogs, retailer feedback for Salomon and TaylorMade-adidas Golf as well as the anticipated macroeconomic environment, adidas-Salomon is maintaining its 2002 growth target of at least 5%.

Salomon sales growth will be restrained by the weak winter and inline skate markets. TaylorMade-adidas Golf sales are expected to gain momentum as new product introductions and marketing synergies with Maxfli and Slazenger Golf begin. adidas growth will also be positive, with double-digit improvements anticipated in North America and Asia and modest growth in Europe.

Earnings development to improve

The net income growth target for the Group is confirmed with earnings expected to improve throughout the year. This largely reflects the effects of high operating expenses associated with three strategic initiatives: the 2002 FIFA World Cup™ football championship, the expansion of own-retail activities and one-time costs associated with the Group's buyout of adidas Italy, which all fall disproportionately in the first half year. adidas-Salomon Management remains confident that earnings will grow 5 to 10% in 2002.

adidas Order Backlogs by Product Category and Region

Change in %*	Europe	North America	Asia	Total
Footwear	11	18	19	15
Apparel	(5)	(1)	4	(3)
Total	3	10	12	7

* Change versus first quarter 2001

adidas Order Backlogs by Product Category and Region currency-neutral

Change in %*	Europe	North America	Asia	Total
Footwear	11	17	22	15
Apparel	(6)	(2)	5	(3)
Total	3	9	15	6

* Change versus first quarter 2001

Development of adidas Order Backlogs*



7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
(1.0%)
(2.0%)
(3.0%)
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Total
Total currency-neutral

* Change in % versus prior year

Consolidated Balance Sheet (IAS)

(euros in millions)	March 31 2002	March 31 2001	Change in %	December 31 2001
Cash and cash equivalents	80	69	17.0	85
Accounts receivable	1,450	1,291	12.3	1,253
Inventories	1,220	1,277	(4.4)	1,273
Other current assets	285	314	(9.0)	267
Total current assets	3,036	2,951	2.9	2,878
Property, plant and equipment, net	380	320	18.7	378
Goodwill, net	654	591	10.6	580
Other intangible assets, net	88	81	9.1	91
Deferred tax assets	168	139	21.0	148
Other non-current assets	95	108	(12.0)	108
Total non-current assets	1,384	1,238	11.8	1,305
Total assets	4,420	4,189	5.5	4,183
Short-term borrowings	458	345	32.7	196
Accounts payable	564	563	0.1	630
Income taxes	114	74	53.1	111
Accrued liabilities and provisions	376	371	1.3	347
Other current liabilities	131	114	14.8	110
Total current liabilities	1,642	1,467	11.9	1,394
Long-term borrowings	1,532	1,624	(5.7)	1,570
Pensions and similar obligations	92	87	6.2	92
Deferred tax liabilities	44	51	(12.3)	42
Other non-current liabilities	11	10	11.4	13
Total non-current liabilities	1,679	1,772	(5.2)	1,716
Minority interests	50	47	4.9	58
Shareholders' equity	1,049	903	16.2	1,015
Total liabilities, minority interests and shareholders' equity	4,420	4,189	5.5	4,183

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS)

(euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	1,638	1,558	5.1%
Cost of sales	954	909	4.9%
Gross profit	**684**	**649**	**5.4%**
(in % of net sales)	41.8%	41.7%	0.1pp
Selling, general and administrative expenses	563	506	11.3%
(in % of net sales)	34.4%	32.4%	1.9pp
Depreciation and amortization (excl. goodwill)	23	19	19.8%
Operating profit	**98**	**124**	**(20.9%)**
(in % of net sales)	6.0%	8.0%	(2.0pp)
Goodwill amortization	11	10	13.0%
Royalty and commission income	11	10	9.5%
Financial expenses, net	19	33	(43.6%)
Income before taxes	**79**	**92**	**(13.5%)**
(in % of net sales)	4.8%	5.9%	(1.0pp)
Income taxes	33	39	(15.1%)
(in % of net sales)	41.9%	42.8%	(0.8pp)
Net income before minority interests	**46**	**52**	**(12.2%)**
Minority interests	(3)	(6)	(50.6%)
Net income	**43**	**46**	**(7.1%)**
(in % of net sales)	2.6%	3.0%	(0.3pp)
Earnings per share (in euros)	*0.95*	*1.02*	*(7.1%)*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Cash Flows (IAS)

(euros in millions)	1st Quarter 2002	1st Quarter 2001
Operating activities:		
Income before taxes	79	92
Adjustments for:		
Depreciation and amortization (incl. goodwill)	38	33
Unrealized foreign exchange gains, net	(9)	(11)
Interest income	(2)	(4)
Interest expense	16	31
Losses/(Gains) on sales of property, plant and equipment, net	0	(2)
Operating profit before working capital changes	123	138
Increase in receivables and other current assets	(209)	(142)
Decrease in inventories	62	50
Decrease in accounts payable and other current liabilities	(27)	(1)
Cash (used in)/provided by operations	(52)	44
Interest paid	(16)	(31)
Income taxes paid	(47)	(38)
Net cash used in operating activities	(114)	(25)
Investing activities:		
Purchase of goodwill and other intangible assets	(75)	(8)
Purchase of property, plant and equipment	(19)	(27)
Proceeds from sale of property, plant and equipment	0	7
Acquisition of subsidiaries net of cash acquired	(18)	0
Decrease/(Increase) in investments and other non-current assets	4	(3)
Interest received	2	4
Net cash used in investing activities	(106)	(27)
Financing activities:		
(Decrease)/Increase in long-term borrowings	(42)	7
Dividends to minority shareholders	(1)	(48)
Increase in short-term borrowings	260	56
Net cash provided by financing activities	216	14
Effect of exchange rates on cash	0	2
Decrease in cash and cash equivalents	(5)	(36)
Cash and cash equivalents at beginning of year	85	105
Cash and cash equivalents at end of period	80	69

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity (IAS)

(euros in millions)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	116	8	(5)		697	815
Cumulative effect of the adoption of IAS 39, net of tax				(1)		(1)
Restated balance at January 1, 2001	116	8	(5)	(1)	697	815
Net income					46	46
Net effect of cash flow hedges				29		29
Currency translation			13			13
Balance at March 31, 2001	116	8	8	28	743	903
Balance at December 31, 2001	116	8	10	18	864	1,015
Net income					43	43
Net effect of cash flow hedges				(2)		(2)
Currency translation			(6)			(6)
Balance at March 31, 2002	116	8	3	16	907	1,049

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Notes to Interim Consolidated Financial Statements (IAS)

1. Basis of preparation

The unaudited consolidated interim financial statements for the three months ended March 31, 2002 of adidas-Salomon AG and its subsidiaries (collectively the "Company") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Accounting Standards" – "IAS"). The Company applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee "SIC" effective as at March 31, 2002.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ended December 31, 2001, additionally including IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements. The results of operations for the first three months ended March 31, 2002 are not necessarily indicative of results to be expected for the entire year.

2. Seasonality

The sales of the Company in certain product categories are seasonal and therefore sales and attributable earnings may vary between the quarters. As adidas brand sales account for approximately 80% of the Company's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3. Major acquisitions

Effective January 1, 2002 the Company assumed full ownership of its former joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

4. Segment reporting

Financial information in accordance with the management approach is presented on pages 15-16 of this report.

Compared to the 2001 annual financial statements the aggregation of the segments has been reorganized. Following the Management responsibility and the internal reporting, Mavic will no longer be reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Company took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. These brands are included in the TaylorMade-adidas Golf segment.

In addition, the Company took over Arc'Teryx (see also Note 3) which is reported under the Salomon segment.

Herzogenaurach, May 2, 2002
The Executive Board of adidas-Salomon AG

Segmental Information by Brand

(euros in millions)	1st Quarter 2002	1st Quarter 2001
adidas		
Net sales	1,330	1,277
Gross profit	519	499
Gross margin	39.0%	39.1%
Operating profit	125	137
Salomon		
Net sales	123	121
Gross profit	40	43
Gross margin	32.8%	35.3%
Operating profit	(27)	(19)
TaylorMade-adidas Golf		
Net sales	176	154
Gross profit	88	77
Gross margin	50.0%	49.9%
Operating profit	14	18
HQ/Consolidation		
Net sales	9	7
Gross profit	37	30
Operating profit	(13)	(11)
Total		
Net sales	1,638	1,558
Gross profit	684	649
Gross margin	41.8%	41.7%
Operating profit	98	124

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(euros in millions)	1st Quarter 2002	1st Quarter 2001
Europe		
Net sales	851	852
Gross profit	319	337
Gross margin	37.3%	39.4%
Operating profit	132	162
North America		
Net sales	475	445
Gross profit	180	169
Gross margin	36.7%	36.7%
Operating profit	17	16
Asia		
Net sales	260	213
Gross profit	125	102
Gross margin	47.9%	47.6%
Operating profit	37	35
Latin America		
Net sales	39	41
Gross profit	14	16
Gross margin	37.1%	38.3%
Operating profit	5	2
HQ/Consolidation		
Net sales	12	8
Gross profit	46	26
Operating profit	(93)	(91)
Total		
Net sales	1,638	1,558
Gross profit	684	649
Gross margin	41.8%	41.7%
Operating profit	98	124

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Executive Board/Supervisory Board

Executive Board

Herbert Hainer
Chairman, Chief Executive Officer

Glenn Bennett
Global Operations

Manfred Ihle
Legal and Environmental Affairs

Michel Perraudin
Human Resources and Administration

Robin Stalker
Finance

Erich Stamminger
Global Marketing

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer*
Deputy Chairman

Sabine Bauer*

Gerold Brandt

David Bromilow

Herbert Müller*

Hans Ruprecht*

Charles Thomas Scott

Heidi Thaler-Veh*

Christian Tourres

Klaus Weiss*

* Employee representative

Financial Calendar 2002

May 2	First Quarter 2002 Results
	Press release
	Webcast
	Analyst conference call
May 8	Annual General Meeting (in Fürth/Bavaria)
	Webcast
May 9	Dividend paid*
August 7	First Half 2002 Results
	Press release
	Webcast
	Analyst conference call
November 7	Nine Months 2002 Results
	Press release
	Webcast
	Analyst conference call

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK
(German Investor Relations Association) and NIRI
(National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG